UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on May 28, 2024, Santech Holdings Limited (the “Company”) received a letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market Inc.’s (the “Nasdaq”) notifying the Company that its American Depositary Shares (“ADSs”) failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Nasdaq Listing Rules. On December 4, 2024, the Company received another letter from Nasdaq that granted the Company an additional 180 calendar day period, or until May 26, 2025, to regain compliance.

Since then, Nasdaq has determined that for 10 consecutive business days, from February 24, 2025 to March 7, 2025, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater. On March 10, 2025, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

99.1	Press release dated March 12, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Director, CEO

Date: March 12, 2025